SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.)1

DHT Maritime, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y2065G105
(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. Y2065G105

1.	NAMES OF REPORTING PERSONS......MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	3,950,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	3,950,000
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,950,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.1%
14.	TYPE OF REPORTING PERSON	PN

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CUSIP No. Y2065G105

1.	NAMES OF REPORTING PERSONS....MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	3,950,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	3,950,000
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,950,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.1%
14.	TYPE OF REPORTING PERSON	OO

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CUSIP No. Y2065G105

1.	NAMES OF REPORTING PERSONS......Clay B. Lifflander I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES	7. SOLE VOTING POWER	- 0 -*
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	- 0 -*
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	- 0 -*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%*
14.	TYPE OF REPORTING PERSON	IN
* See Item 5.

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CUSIP No. Y2065G105

1.	NAMES OF REPORTING PERSONS......Robert Cowen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES	7. SOLE VOTING POWER	39,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -*
EACH REPORTING	9. SOLE DISPOSITIVE POWER	39,000
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 - *
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	39,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	Less than 1%*
14.	TYPE OF REPORTING PERSON	IN
*See Item 5.

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CUSIP No. Y2065G105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of DHT Maritime, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 26 New Street, St. Helier, Jersey, JE23RA, Channel Islands.

Item 2.	Identity and Background

(a)        This statement is being filed on behalf of (i) MMI Investments, L.P., a Delaware limited partnership (“MMI Investments”), (ii) MCM Capital Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments (“MCM”), (iii) Clay B. Lifflander (“Mr. Lifflander”) and (iv) Robert Cowen (“Mr. Cowen”).    Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.  Set forth on Schedule I, annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each voting member (each of whom is also an executive officer) of MCM as of the date hereof.

(b)        The principal business address of MMI Investments, MCM and Mr. Lifflander is 1370 Avenue of the Americas, New York, New York 10019.  The principal business address of Mr. Cowen is 200 East 71st Street, New York, New York 10021.

(c)        MMI Investments is engaged primarily in the business of investing in publicly traded securities. MCM is the sole general partner of MMI Investments and its principal business is investing in publicly traded securities.  The principal occupation of Mr. Lifflander is serving as President of MMI Investments. Mr. Cowen is a shipping industry consultant and investor.

(d)        Neither of the Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)        Neither of the Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

(f)        To each Reporting Person's knowledge, each of the individuals identified on Schedule I is a citizen of the United States.

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CUSIP No. Y2065G105

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 3,950,000 Shares owned by MMI Investments is $15,631,876; the source of funds is MMI Investments’ working capital.

The aggregate purchase price of the 39,000 Shares owned by Mr. Cowen is $253,066; the Shares were purchased with Mr. Cowen’s personal funds.

Item 4.	Purpose of Transaction

MMI Investments purchased the Shares as part of its investment activities.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and, in the case of Mr. Cowen, subject to the prior written consent of MMI Investments as described in Section 6 hereof.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. Y2065G105

Item 5.	Interest in Securities of the Issuer

(a)-(b)              The aggregate percentage of Shares reported owned by each Reporting Person is based upon 48,675,897 Shares outstanding as of September 30, 2009, which is the total number of Shares outstanding as reported in the Issuer's Form 6-K filed with the SEC on November 24, 2009.

As of the close of business on December 3, 2009, MMI Investments directly owned 3,950,000 Shares, constituting approximately 8.1% of the Shares outstanding.  MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement.  MCM does not directly own any Shares.  However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.  Mr. Lifflander does not directly own any Shares.  However, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Lifflander may be deemed to beneficially own the Shares owned by MMI Investments.  Mr. Lifflander disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein.

As of the close of business on December 3, 2009, Mr. Cowen directly owned through joint brokerage accounts with his spouse 39,000 Shares, constituting less than one percent of the Shares outstanding.   Mr. Cowen, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 3,950,000 Shares owned by MMI Investments.  Mr. Cowen disclaims beneficial ownership of the Shares owned by MMI Investments and Mr. Cowen's spouse disclaims beneficial ownership of the Shares owned by Mr. Cowen.

 Except as described above, as of the date hereof, to the Reporting Persons’ knowledge, none of the persons listed on Schedule I owns any Shares or has any right to acquire, directly or indirectly, any beneficial ownership of Shares.

(c)                      Except for the open market purchases of Shares by MMI Investments and Mr. Cowen set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Shares during the past 60 days by MMI Investments, MCM, Messrs. Lifflander or Cowen, or, to the Reporting Persons’ knowledge, any of the persons listed on Schedule I.

(d)                      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares except that Mr. Cowen's spouse has such rights with respect to the Shares owned by Mr. Cowen that are held in their joint brokerage accounts.

(e)                      Not applicable.

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CUSIP No. Y2065G105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On December 2, 2009 MMI Investments and Mr. Cowen entered into a Consulting Agreement pursuant to which Mr. Cowen will serve as an advisor to MMI Investments with respect to its investment in the Issuer.  Pursuant to the Consulting Agreement, Mr. Cowen shall receive a fee of $50,000, as well as a success fee equal to (i) 2.5% of MMI Investments’ realized and unrealized pretax gains, net of expenses, on its investment in the Issuer (the “Net Gain”), in the event that MMI Investments’ internal rate of return (“IRR”) as of the date MMI Investments’ holdings of the Issuer are reduced to such number of Shares equal to 10% of the highest number of Shares that MMI Investments owns at any time during the term of the Consulting Agreement (the “Liquidation Date”) is equal to or greater than 10.0%, but less than 20.0%, or (ii) 5.0% of the Net Gain, in the event that the IRR as of the Liquidation Date is equal to or greater than 20.0%. The Consulting Agreement further provides that Mr. Cowen and his affiliates and associates may not purchase or dispose of any securities of the Issuer, or enter into any swap or hedging transactions with respect to any securities of the Issuer at any time during the term of the Consulting Agreement, unless Mr. Cowen obtains the prior written consent of MMI Investments.

On December 3, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement by and among MMI Investments, L.P., MCM Capital Management, LLC, Clay B. Lifflander and Robert Cowen, dated December 3, 2009.

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CUSIP No. Y2065G105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2009

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

/s/ CLAY B. LIFFLANDER
Clay B. Lifflander

/s/ ROBERT COWEN
Robert Cowen

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CUSIP No. Y2065G105

SCHEDULE I

MCM Capital Management, LLC (“MCM”)
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation

John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC (“Millcap”), a Delaware limited liability company

Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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CUSIP No. Y2065G105
SCHEDULE II

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
MMI Investments, L.P.
50,000	3.74	10/05/09
55,100	3.82	10/06/09
32,400	3.81	10/07/09
20,600	3.84	10/08/09
20,000	3.84	10/09/09
26,000	3.85	10/12/09
22,000	3.77	10/13/09
25,000	3.82	10/14/09
20,000	3.78	10/15/09
25,000	3.78	10/16/09
20,000	3.79	10/19/09
16,000	3.81	10/20/09
22,800	3.77	10/21/09
10,000	3.78	10/22/09
100,000	3.97	11/19/09
206,000	4.07	11/23/09
370,000	3.94	11/24/09
339,000	4.08	11/25/09
75,000	4.06	11/27/09
200,000	4.00	11/30/09
125,000	4.08	12/01/09
100,000	4.15	12/02/09
107,500	4.21	12/03/09
Robert Cowen
1,000	3.45	10/30/09
4,000	3.45	10/30/09
1,800	3.65	11/13/09
2,200	3.65	11/13/09

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